Exhibit 99.1

Isilon propels EMC into scale-out NAS

Complements EMC Atmos to manage explosion of Big Data

November 16, 2010

On Monday, November 15, EMC announced its intent to acquire Seattle-based Isilon Systems, a leader in the fast-growing market segment of “scale-out” network attached storage. After the transaction is complete, likely at the end of Q4, EMC will integrate Isilon’s approximately 500 employees into the Unified Storage Division.

Why Isilon? Isilon’s systems highly complement EMC’s existing product portfolio and help EMC further build out its cloud storage strategy. EMC will align Isilon solutions with Atmos object storage products to offer customers a highly scalable, low-cost storage infrastructure for managing “Big Data” in private or public cloud environments.

“This acquisition is all about accelerating growth and rapidly capitalizing on a growing opportunity,” said Joe Tucci said during a conference call with media and analysts.

What’s driving scale-out NAS growth?

More than 70% of the new data that is created this year will be created by consumers—think vast amounts and sizes of digital photos, videos, and audio files. And businesses are generating huge amounts of unstructured content for their information storage systems in high-growth vertical industries such as life sciences (think gene sequencing), media and entertainment (online streaming), and oil and gas (seismic interpretation).

Scale-out NAS is an increasingly popular solution to handle this massive growth in unstructured content, since file-based environments are better equipped to handle unstructured data. Isilon is almost entirely file focused and reaches into applications and infrastructure spaces where EMC does not have a strong presence.

For example, Sony Corporation’s record label and movie studios leverage Isilon technology for storing catalogues of digital film and music files, notes Isilon CEO Sujal Patel, while the Broad Institute, a project of Harvard and MIT, uses it for storing gene sequencing data. The scale-out NAS market opportunity is $2 billion today and is expected to expand to $6 billion by 2014.

How Isilon fits with EMC

Along its journey to become a major player in cloud computing and managing “Big Data,” EMC has developed a broad and deep portfolio spanning SAN in the high end, both SAN and NAS in the mid-tier, and reaching down market.

Within the midrange, EMC has been building out its capabilities to store, protect, and leverage the power of both structured and unstructured data with the help of recent acquisitions. Greenplum builds on EMC’s strong position on the structured side by adding business value through data analytics. Data Domain protects both structured and unstructured information in the next-generation backup market. And EMC developed Atmos to store unstructured content-type data through object protocols.

The EMC Celerra platform, which supports mainstream NAS as well as iSCSI storage, handles large numbers of smaller files in a structured way, adding capacity and compute as needed for optimal usage (referred to as “scaling up”).

Adding Isilon, which handles massive numbers of large files and brings an established presence in scale-out NAS, enables EMC to participate in this growing segment immediately. Isilon’s NAS systems (including three main product lines and a world-class file operating system) are designed to scale quickly and non-disruptively to up to 10 petabytes in size, with extremely high levels of performance and availability.

“Winners attract winners,” Sujal says. “For Isilon, EMC adds value with its vast sales force, exposure to enterprise and commercial customers, much larger geographical reach, continued investment in technology, and strength of brand and services.”

What analysts say ...

“Strategically speaking, we loudly applaud this deal as it strengthens EMC’s [network attached storage] product footprint and distribution capabilities.”

—Daniel Ives, FBR Capital analyst

“[The Isilon deal is] another splash of fuel in the company’s growth vehicle.”

—Greg Richardson, TBR Analyst

EMC to Buy Isilon

“EMC just keeps changing the game in an effort to stay ahead of NetApp. VMware, VCE, Data Domain, and now Isilon—EMC is pulling out all stops to compete…

“According to IDC, in Q2 2010, EMC’s worldwide NAS revenues outgrew NetApp’s. EMC and NetApp accounted for about 70% of NAS revenue worldwide in Q2. IDC’s Q2 #’s were released in September of 2010 and showed EMC had about 20 points more share than NetApp in NAS. This is an astonishing lead, and Isilon will likely add to it substantially.”

“As I indicated before, this is actually a good use of cash. Share buybacks and dividends add no long term value to the business and R&D is risky.”

—David Vellante, Wikibon Blog Post, November 15, 2010

Important Information

This article (this “Statement”) relates to a planned tender offer by Electron Merger Corporation (“Purchaser”), a wholly owned subsidiary of EMC Corporation (“EMC”), for all shares of outstanding common stock of Isilon Systems, Inc. (“Isilon”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of November 14, 2010, by and among EMC, the Purchaser and Isilon.

The tender offer referred to in this Statement has not yet commenced. This Statement is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock will be made pursuant to an offer to purchase and related materials that EMC and Purchaser intend to file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, EMC and Purchaser intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon intend to mail these documents to the stockholders of Isilon. These documents will contain important information about the tender offer and stockholders of Isilon are urged to read them carefully when they become available. Investors and stockholders of Isilon will be able to obtain a free copy of these documents (when they become available) and other documents filed by EMC, Purchaser and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free (when they become available) by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748. Investors and stockholders of Isilon may obtain a free copy of the solicitation/recommendation statement and other documents (when they become available) from Isilon by directing requests to Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.